

January 4, 2007

Room 7010

David Lloyd
Executive Director, Finance
Corus Group plc
30 Millbank
London SW1P 4WY
United Kingdom

> **Re:** **Corus Group plc**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 001-10120**

Dear Mr. Lloyd:

We have reviewed your response dated December 1, 2006 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your representation that the products Corus International sold into Iran during fiscal 2005 were infrastructure related and do not have any potential military applications. Please discuss the materiality of sales into Iran during the prior fiscal periods covered by the 20-F, and periods subsequent to fiscal 2005. Advise us whether products sold into Iran during such periods have military application, and whether, to your knowledge, they have been put to military use.

2. You state in your response letter dated December 1, 2006, that certain of your businesses other than Corus International also have export sales into Iran. Please advise us whether the products and services provided into Iran in connection with those sales have any military application and whether, to your knowledge, they have been put to military use. Provide information for the fiscal periods covered by the 20-F and for subsequent periods.

3. Please address for us the applicability of Section 5(b) of the Iran Sanctions Act of 1996, as amended by the Iran Freedom Support Act on September 30, 2006, to sales made into Iran by you or your subsidiaries, and to any payments made to Iran by you or your subsidiaries for products purchased from Iran.

4.   You state in your December 1, 2006, letter that you intend to make reference to your Iran connected activities in your 2006 Form 20-F. Please provide us with the disclosure language you plan to include.

5.   We note a June 2004 article that states that Corus International intends to utilize existing relationships in the Middle East and expertise in the region to make inroads into developing markets, including Syria. Your 20-F does not include any information regarding contacts with Syria, a country identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. Please describe for us the extent and nature of your past, current, and anticipated contacts with Syria, if any, including contacts with the government of Syria and entities controlled by the government of Syria, whether through subsidiaries or other direct or indirect arrangements. Discuss the materiality to you of such contacts, individually, and in the aggregate with contacts with Iran; and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Describe any potential military applications or dual use of products and/or services you have provided in Syria.

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Pennsylvania's General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Syria.

You may contact Jack Guggenheim at (202) 551-3523 if you have questions regarding comments on the above matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant